Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of MedWorth Acquisition Corp. (a company in the development stage) (the “Company”) on Form S-1, of our report dated April 1, 2013, except for Note 8 as to which the date is May 20, 2013, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of MedWorth Acquisition Corp. (a company in the development stage) as of February 28, 2013 and for the period from January 22, 2013 (inception) though February 28, 2013, appearing in Amendment No. 1 to the Form S-1, File No. 333-188706, of MedWorth Acquisition Corp. (a company in the development stage).

/s/ Marcum llp

Marcum llp

New York, NY

June 27, 2013